February 15, 2008

Mr. John P. Nolan
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	Calpetro Tankers (Bahamas III) Limited Form 20-F for the fiscal year ended December 31, 2006 Filed June 29, 2007 File No. 033-79220-03

Dear Mr. Nolan:

By letter dated October 25, 2007, the Staff of the Securities and Exchange Commission (the “Staff”) presented comments to the Annual Report on Form 20-F (the “Form 20-F”) filed by Calpetro Tankers (Bahamas III) Limited (“Calpetro” or the “Company”) with respect to the year ending December 31, 2006.  On behalf of the Company, we hereby submit the Company’s response to your letter.  For your convenience, the numbered paragraphs of this response letter correspond to the numbered paragraphs of your letter, which we have inserted in bold.

Form 20-F for the fiscal year ended December 31, 2006:

Item 19 – Exhibits

1.
We note your disclosure in Item 4 regarding the termination of the bareboat charter agreement with Chevron and the prepaid charter agreement with Front Voyager, Inc. Please amend your Form 20-F to file the charter agreement with Front Voyager, Inc. Refer to the instructions for Item 19(4) for Form 20-F.

2.	As a related matter, please ensure that you file updated certifications from your officers with your amended Form 20-F.

The Company notes the Staff’s comments and advises the Staff that it intends to file an amended Form 20-F with the charter agreement with Front Voyager, Inc. included as an Exhibit and will ensure that updated certifications from the officers are filed with the amended Form 20-F.

Consolidated Financial Statements

Note 4 – Leases

3.
Please provide us with a comprehensive analysis describing how you determined that the charter lease agreement with Front Voyager, Inc. should be accounted for as an operating lease. Refer to paragraphs 5-7 of SFAS 13, as amended, and include the following in your analysis:

•	describe your basis for how you determine the lease term;
•	how you evaluated the lease against the criteria in paragraph 7 of SFAS 13, as amended; and
•	how the charter agreement terms described in financial statement Note 12 impacted your analysis.

As disclosed in Note 12 of the financial statements, the Company entered into a two year bareboat charter agreement (the “Charter”) with Front Voyager, Inc. (the “lessee”) on April 1, 2006. Under this agreement, the lessee prepaid charterhire of $5,050,000 for the entire period on commencement of the Charter.  The lessee is a subsidiary of Frontline Ltd (“Frontline”), which is also the ultimate parent of the Company.

The Charter contains seven annual options to extend the Charter after April 1, 2008. Under the Charter, if the lessee does not exercise any of the options to extend the Charter or if the Charter is otherwise terminated, the lessee is obligated to pay the Company an amount that, after accounting for the termination fee, charterhire for the initial two year period and all expenses incurred to recharter the vessel, is sufficient to cover:

•	the principal and interest due on the serial and term loans from California Petroleum based on the revised sinking fund schedule that took effect when the charter was terminated by Chevron;
•	any recurring fees and taxes for the vessel;
•	the management fee and technical advisor’s fees allocated to the Company;
•	the amount of fees and expenses of the Indenture Trustee, trustee fees and designated representative fees allocable to the Company; and
•	an amount equal to at least 30% of the estimated annual of the taxes, fees and expenses described in the immediately preceding three bullet points to cover miscellaneous and unexpected expenses.

Determination of the lease term

The Company evaluated the lease term of the Charter by reference to paragraph 5(f) of SFAS 13 that defines the lease term as the fixed non-cancellable term of the lease, plus:

(i)	all periods covered by bargain renewal options;
(ii)	all periods for which failure to renew imposes a penalty on the lessee such that, at inception of the lease, renewal appears reasonably assured;
(iii)
all periods covered by ordinary renewal options during which a guarantee by the lessee of the lessor’s debt directly or indirectly related to the leased property is expected to be in effect or a loan from the lessee to the lessor directly or indirectly related to the leased property is expected to be outstanding;

(iv)	all periods covered by ordinary renewal options preceding the date as of which a bargain purchase option is exercisable; and
(v)	all periods representing renewals or extensions of the lease at the lessor’s option up to the date that any bargain purchase option is exercisable.

SFAS 13 paragraph 5(e) defines a bargain renewal option as “a provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable that exercise of the option appears, at the inception of the lease, to be reasonable assured.” Fair rental in this context shall mean the expected rental for equivalent property under similar terms and conditions.

When the Company initially assessed the lease in 2006, the Company believed that although rental due to the Company at each renewal period was expected to be lower than the fair rental for the vessel, renewal was not reasonably assured at the inception date. This was due to factors such as the regulatory environment relating to the operation of single hull tankers beyond 2010 and uncertainty in the market from volatile charter rates.  Accordingly, renewal periods were not included in the lease term and it was determined that the lease term was two years.

It should be noted that if the lessee does not renew the charter in April 2008, it will be required to make a termination payment of approximately $6.1 million. The termination payment is designed to ensure that there are sufficient funds to cover the Company’s bond debt and related expenses.  After making the termination payment, the lessee will have fulfilled its obligations under the charter.

A termination payment must also be made if the lessee extends the lease but terminates it prior to, or does not continue to extend it until, April 15, 2015.  The termination payment to be made in the event of an extension of the lease may be less than the termination payment that would have to be made if the lease were not extended, but the lower termination payment would be offset by the fact that the lessee would have to make lease payments for the duration of the extension and pay operating costs.  This means that the economic cost to the lessee may be roughly equal, regardless of whether it extended the lease or not.

Following a reconsideration of the terms of the lease, the Company believes that it incorrectly decided upon a two year term and now believes the lease term is four years, being the initial two year period and then two further years as renewal of the lease is reasonably assured in April 2008 and April 2009. This is because the lessee would be required to make payments of approximately $1.5 million and $1.8 million for the years ended April 2009 and April 2010, respectively. These amounts represent daily rates of approximately $4,100 and $4,900 for those years, which are considerably below the market rates for the vessel. Although the lessee will be required to make a termination payment of approximately $3.1 million in April 2010 should the lease not be renewed, the Company does not believe that it is reasonably assured the lease will be extended in view of environmental regulations and the possibility that single hull vessels, such as the one in question, will be phased out.

Determination of the nature of the lease under SFAS 13, paragraph 7

The Company has determined the lease to be an operating lease in accordance with SFAS 13, paragraph 7 as follows:

1.	Ownership of the property remains with the Company at the end of the lease term. Therefore the condition in paragraph 7 (i) has not been met.

2.	The lease does not contain a bargain purchase option exercisable by the lessee. Therefore, the condition in paragraph 7 (ii) has not been met.

3.
The lease term, at inception, was calculated to be two years although the Company now believes the lease term to be four years.  As the estimated economic life of the leased asset is 25 years, the lease term does not represent 75% or more of the estimated economic life of the leased asset. Accordingly, the condition in paragraph 7(iii) has not been met.

4.
The present value of the minimum lease payments at inception of the lease, excluding executory costs, was estimated to be approximately $11.2 million (representing the two year minimum hire plus $6.1 million termination penalty discussed above). The Company believes the present value of the minimum lease payments to be approximately $11.2 million (representing the two year minimum hire plus the $3.1 million termination penalty discussed above plus the renewal rentals). The fair value of the vessel at inception of the lease, based on the average of three valuations from independent ship brokers, has been estimated at $33 million. As the present value of minimum lease payments is not equal to or greater than 90% of the fair value of the asset, the condition in paragraph 7(iv) has not been met.

Based on the above, the Company initially determined that the lease with Front Voyager, Inc. should be recorded as an operating lease with a two year term. The Company now believes the lease should be recorded as an operating lease with a four year term.

The Company is depreciating the vessel to its expected scrap value in 2015 and does not believe that the value of the vessel is impaired even though the Company intends to recognize a four year lease term in view of uncertain environmental regulations. Current market valuations for this vessel type are well in excess of the current net book value.

The Company advises the Staff that the expected termination fee in April 2010 of approximately $3.1 million and the renewal rentals of approximately $3.3 million have not been recognized in the financial statements for the year ended December 31, 2006. The Company has performed a SAB 99 analysis, considering qualitative and quantitative factors, and concluded that the impact on its financial statements for the year ended December 31, 2006 is immaterial. Although the impact is an understatement of operating revenue of approximately $243,000 or approximately 18% of net income, the Company does not believe that the principal stakeholders (i.e. the bondholders) would consider this to be significant since they will view the accounts from a cash flow basis. The understatement of $243,000 has been calculated as follows;

$000s
Income recognized in 2006 based on a 2 year term and April 1 inception : 5.1M/2*0.75	1, 913
Revised income in 2006 based on a 4 year term : (5.1M + 3.3M + 3.1M)/4*0.75	2,156
Difference	243

The Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to telephone the undersigned at (212) 574-1223 or Ted Horton of this office at (212) 574-1265 with any questions.

Very truly yours,

Seward & Kissel LLP

By /s/Gary Wolfe, Esq.
Gary Wolfe, Esq.

cc:	Kate Blankenship Calpetro Tankers (Bahamas III) Limited

Joyce Sweeney Division of Corporation Finance

SK 02089 0006 856226